  Exhibit 99.1

CENTRAL PUERTO S.A.

Exhibit IV of General Resolution No. 622/2013 of the Argentine Securities Commission (CNV)

	Compliance	Non-compliance (1)	Report (2) or Explain (3)
	Total(1)	Partial(1)
PRINCIPLE I. TO PROVIDE TRANSPARENCY TO THE RELATIONSHIP BETWEEN THE ISSUING COMPANY, THE ECONOMIC GROUP WHICH IT HEADS AND/OR INTERGRATES AND ITS RELATED PARTIES
Recommendation I.1: To guarantee the disclosure by the Administration Body of policies applicable to the relationship between the Issuing Company and the economic group which it heads and/or integrates and its related parties
	X		The Company has a Policy for contracts between related parties.
Recommendation I.2: To ensure the existence of mechanisms to prevent conflicts of interest.	X
The Company settles all conflicts of interest that may arise between the members of the Board of Directors in accordance with the bylaws, Argentine Companies Act No. 19550 and other regulations in force. Notwithstanding the foregoing, the Company´s Governance Code (CGC) establishes that the Company has implemented effective mechanisms to facilitate the prevention, management and disclosure of conflicts of interest which may arise between the shareholders, key executives, groups of interest and members of the Board of Directors and between all of them in relation to each other. It is hereby defined that Directors and key executives may conduct business with the Company but only in regard to the activities included in the corporate purpose and on market conditions.
Directors and executives must disclose their personal interest in the topics which are submitted to them.

Recommendation I.3: To prevent the misuse of confidential information.	X		The Company has an Insider Trading policy.
PRINCIPLE II. SET THE FOUNDATIONS FOR A SOLID ADMINISTRATION AND SUPERVISION OF THE ISSUING COMPANY
Recommendation II. 1: To guarantee that the Administration Body assumes the administration and supervision of the Issuing Company and its strategic orientation.
II.1.1 The Administration Body approves:
II.1.1.1 A strategic or business plan, as well as management goals and annual budgets	X
The policies and general strategies of the Company are approved by the Board of Directors. The Board of Directors considers and approves an Annual Business Plan, which is updated by the monthly submission of a Company´s Management Report. In this sense, the Board of Directors will meet in order to consider the Management Report of that month or prior months, as appropriate.
In addition, in such meeting, all the decisions related to the administration of the Company are made, compliance with the goals set is assessed and, if appropriate, deviations from the approved budget are analyzed. The monitoring of the different business variables, such as economic and financial variables, as well as the consideration of the reports prepared by the external and/or internal auditors and/or hired consultants are essential in this analysis.

II.1.1.2 Investment policies (in financial assets and capital goods) and financing policies	X			The Board of Directors is the body responsible for approving the investment and financing policies. The General Manager of the Company assists the Board of Directors in its meetings.
II.1.1.3 Corporate governance policy	X
The Board of Directors of the Company has approved the Corporate Governance Code, and it annually evaluates the report on the Corporate Governance Code, pursuant to General Resolution CNV No. 606/12 and 622/13.

II.1.1.4 Selection, evaluation and remuneration of first-line managers polices	X
Taking into consideration the characteristics and the size of the Company, the proposal for the selection, evaluation and remuneration of first-line managers will be responsibility of the General Manager. The Company´s Board of Directors approves, in general terms, a general policy of selection, evaluation and remuneration of first-line managers, based on the specific report submitted by the Human Resources manager.

II.1.1.5 Policy of assignment of responsibilities to first-line managers	X
In order to guarantee a solid administration and supervision of the Company, first-line managers who report to the General Manager have responsibilities assigned, which are inherent to the four main management areas: 1) Administration, Finance, Accounting and Human Resources; 2) Marketing, Commercial area and Planning; 3) Production and 4) Legal area. In addition, the General Manager, in accordance with the needs and the resources available, may arrange the subdivision of each of those four main areas into a higher number of management areas; he/she may also create secondary management areas dependent on the first-line management areas, in order to adapt the daily administration in the manner considered proper.

II.1.1.6 Supervision of first-line managers succession planning			X
The General Manager approves and supervises first-line managers succession planning. The Board of Directors of the Company approves, in general terms, a managers´ succession policy, based on the specific report submitted by the Human Resources Manager.

II.1.1.7 Corporate social responsibility policy	X			The Corporate Social Responsibility Policy applied by the Company is established in every Annual Business Plan to be adopted on the proper fiscal year.
II.1.1.8 Integral risk management, internal control and fraud prevention policies	X
The Audit Committee approves the Annual Auditing Plan, which includes analysis, fraud prevention and detection activities, as well as the internal control assessment of the Company. At the end of every year, the Audit Committee examines and approves the Internal and External Audit performance.

II.1.1.9 On-going education and training policy for administration members and first-line managers		X
CPSA has a training policy with the aim of supporting the professional and academic development of its human resources. This policy is not formally approved, nor supervised by the Company´s Board of Directors, but administered by the Human Resources Management of CPSA. In addition, the members of the Board of Directors are well-known figures in the business area, highly experienced, who have the knowledge and professional training necessary for the performance of their duties.
In accordance with the needs that may arise in the development of the activities of the Company, the General Management will determine the training for first-line managers.
The implementation of an on-going education and training plan on Corporate Governance for fist-line managers will be assessed.

II.1.2 If considered appropriate, add other policies applied by the Administration Body, which were not mentioned and detail the relevant points.	---	---	---	There are no other relevant policies applied by the Board of Directors.
II.1.3
The Issuing Company has a policy that tends to guarantee the availability of relevant information for decision-making of its Administration Body and a direct means of consultation among the managers so that there is symmetry for all the members equally and sufficiently in advance to enable the proper analysis of its content. Explain.

X
Prior to each meeting of the Board of Directors, the General Manager provides them with the information and documentation necessary for their consideration and decision-making regarding the topics to be discussed and answers all the questions that may arise.

II.1.4
Topics subject to consideration by the Administration Body are accompanied by an analysis of the risks related to the decisions which may be adopted, taking into consideration the level of corporate risk defined as acceptable by the Issuing Company. Specify.

X
The General Manager and first-line managers assess and expose all the topics presented to the Board of Directors in accordance with the Risk Policy mentioned in point III.1, which is checked by the Audit Committee.

Recommendation II.2: To guarantee an effective Control of the Issuing Company´s Management. The Administration Body verifies:
II.2.1 The compliance with the annual budget and the business plan	X			The Board of Directors, in its meetings, assesses the development of the Annual Business Plan and analyses the deviations from the approved budget.
II.2.2 The performance of the first-line managers and their compliance with the goals set for them	X			The Board of Directors of the Company verifies, in general terms, the performance of the managers and the compliance with the goals set, when treating the Reports of Monthly Management.
Recommendation II.3: To disclose the evaluation process of the performance of the Administration Body and its impact.
II.3.1
Every member of the Administration Body complies with the Bylaws and, if appropriate, with the Regulations on the functioning of the Administration Body. Indicate the degree of compliance with the Bylaws and the Regulations.

	X			Members of the Board of Directors, at the moment of deciding upon each of the topics submitted for treatment, evaluate such topics within the framework of the law and the Bylaws in force.
II.3.2
The Administration Body presents the results of its term taking into consideration the goals set at the beginning of the term, so that the shareholders can assess the degree of compliance with such goals, which include financial and non-financial aspects. In addition, the Administration Body presents an analysis on the degree of compliance with the policies mentioned in Recommendation II, items II.1.1.and II.1.2.

X
The Board of Directors verifies, in general terms, the performance of the Managers and the compliance with the goals set, at the moment of treating the management reports and with the approval of the Company´s Financial Statements.

Recommendation II.4: The number of external and independent members constitutes a significant proportion in the Administration Body.
II.4.1 The proportion of executive members, external and independent of the Administration Body, bears a relation to the capital structure of the Issuing Company. Specify.	X
As arises from the Corporate Bylaws, the conduction and management of the Company shall be in charge of a Board of Directors composed by eleven (11) directors in office and the same or a fewer number of alternate directors, as fixed at the Shareholders´ Meeting. In compliance with the applicable regulations and to the effects of a clear exteriorization of the Company´s affairs, your Board of Directors includes a sufficient number of independent directors.

II.4.2 During the current year, the shareholders approved in an Ordinary Meeting a policy aimed at keeping a proportion of at least 20% of independent members.			X	No policy in that regard was adopted in the Ordinary Meeting as that policy is already being complied with, due to the reasons exposed.
Recommendation II.5: To undertake the existence of regulations and procedures inherent to the selection and proposal of members of the Administration Body and first-line managers.
II.5.1 The Issuing Company has an Appointment Committee:			X
Taking into consideration the size and characteristics of the Company, the election and appointment of members of the Board of Directors of the Company is exclusive responsibility of the Shareholders, as established in the Bylaws and the Companies Act. The General Manager proposes the appointment of the Company´s personnel. The Board of Directors will approve, in general terms, a general policy of selection, evaluation and remuneration of managers, based on a specific report prepared by the Human Resources Manager.

II.5.1.1 Integrated by at least three members of the Administration Body, who are mostly independent,			X
II.5.1.2 Presided by an independent member of the Administration Body,			X
II.5.1.3 Whose members prove to be sufficiently adequate and to have sufficient experience in matters of human capital policies,			X
II.5.1.4 Which will meet at least twice a year,			X
II.5.1.5 Whose decisions are not necessarily binding on the Shareholders´ Ordinary Meeting, but rather they have advisory status as regards the selection of members of the Administration Body.			X
II.5.2 In case an Appointment Committee is available, it:			X
II.5.2.1. Verifies the examination and annual evaluation of its regulations and suggests to the Administration Body the modifications for its approval,			X
II.5.2.2
Proposes the development of criteria (qualification, experience, professional and ethical reputation, and others) for the selection of new members of the Administration Body and first-line managers,

X
II.5.2.3 Identifies the candidates for members of the Administration Body to be proposed by the Committee at the Shareholders’ Ordinary Meeting,			X
II.5.2.4 Proposes members of the Administration Body to comprise the different Committees of the Administration Body pursuant to their backgrounds,			X
II.5.2.5 Recommends that the President of the Board of Directors is not the General Manager of the Issuing Company as well,			X
II.5.2.6
Guarantees the availability of the curriculum vitae of the members of the Administration Body and first-line managers in the Issuing Company´s website, where the duration of the office of the members of the Administration Body will be specified,

X
II.5.2.7 Certifies the existence of a succession plan of the Administration Body and first-line managers.			X
II.5.3 If considered appropriate, add implemented polices carried out by the Appointment Committee of the Issuing Company which have not been mentioned in the foregoing paragraph.			X
Recommendation II.6:
Assess whether it is convenient that members of the Administration Body and/or Supervisoryors and/or members of the supervisory committee perform duties in other issuing companies.

X
It is not necessary to limit the participation of Directors and/or Supervisoryors of CPSA in other issuing companies, as it is understood that the legal limitations in force on the matter, in addition to the responsibility regime for directors and Supervisoryors is enough to ensure the proper performance of their duties.

Recommendation II.7: To ensure the Training and Development of the members of the Administration Body and first-line managers of the Issuing Company.
II.7.1 The Issuing Company has on-going Training Programs about the existing needs of the Issuing Company for the members of the Administration Body and first-line managers.		X
The members of the Board of Directors and first-line managers are well-known figures in the business area, highly experienced, who have the knowledge and professional training necessary for the performance of their duties.
In accordance with the needs that may arise in the development of the activities of the Company, the General Management determines the training for first-line managers.

II.7.2
The Issuing Company encourages, by other means not mentioned in II.7.1, the members of the Administration Body and first-line managers to maintain a permanent training to complement their education level so as to add value to the Issuing Company. Indicate the manner in which this is done.

X
The Company encourages first-line managers to maintain a permanent training through their active participation in events, forums, seminars and conventions related to the business they conduct.
In addition, the area responsible for the training of the Company keeps permanent contact with the different alternatives available in the training market which may be necessary to improve the training level of first-line managers.

PRINCIPLE III. TO ENDORSE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, ADMINISTRATION AND DISCLOSURE OF BUSINESS RISK
Recommendation III: The Administration Body must have an integral business risk management policy and monitor its proper implementation.
III.1 The Issuing Company has integral business risk management policies.	X
Control policies are focused on prevention during the management of corporate businesses and the development of the Company´s activities; and on their subsequent verification as regards the proper use of the human, material and financial resources of the Company.

The goals of such policies are:
- To accomplish efficiency and effectiveness in all operations.
- To gain reliability in financial reports and management reports.
- To comply with all legal, statutory and internal regulations.

In order to accomplish the goals set, a risk assessment will be conducted at least once a year, so as to evaluate the variety of risks that the Company may encounter, either from internal or external sources. The General Management along with the first-line managers will conduct this analysis before the settling of the Annual Business Plan and will prepare a Risks’ Map; each one of them will be analyzed taking into consideration Impact and Probability of Occurrence.

In conclusion, these policies are aimed at accomplishing the Company’s goals as regards the performance and profitability of resources, the prevention of their loss and to ensure reliable financial reports.

All Policies have been properly communicated and made known to all the Company's personnel by different sources.

III. 2 There is a Risk Management Committee within the Administration Body or the General Management. Report on the existence of procedural manuals and detail the main risk factors which are specific for the Issuing Company or its activity and the mitigation actions implemented. Should such committee not exist, describe the supervision role performed by the Audit Committee regarding risk management.

X
III.3 There is an independent function within the General Management of the Issuing Company which implements the integral risk management policies (Risk Management Officer or alike). Specify.	X
III.4 The integral risk management policies are updated permanently pursuant to the recommendations and methodologies recognized on the subject.	X
III. 5
The Administration Body reports the results of the supervision of the risk management carried out along with the General Management in the financial statements and the annual report. Specify the main aspects of the expositions made.

X

The Audit Committee monitors the Company’s Integral Risk Management Policy and reports the results to the Board of Directors. The General Manager takes part in the monitoring supported by the Internal Auditing Department and first-line managers.

PRINCIPLE IV. TO SAFEGUARD THE INTEGRITY OF THE FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: To guarantee the Independence and transparency of the duties assigned to the Audit Committee and the External Auditor.
IV.1
The Administration Body, when appointing the members of the Audit Committee, taking into consideration that most of its members must be independent, assesses the convenience for it to be presided by an independent member
	X			Most members of the Audit Committee are independent; therefore, such committee may be presided by an independent member.
IV.2 A function of internal audit is to report to the Audit Committee or the President of the Administration Body and to be responsible for the evaluation of the internal control system.	X
A function of internal audit is to report to the Audit Committee and the President of the Board of Directors. In addition, the Auditing Policy in force details the functions of the Department, assigns roles and responsibilities and develops an auditing methodology.

IV.3
The members of the Audit Committee annually assess the adequacy, independence and performance of the External Auditors, appointed at the Shareholders’ Meeting. Describe the relevant aspects of the procedures employed to carry out such assessment.

X
The Audit Committee assesses the adequacy, independence and performance of the external auditor and the members of the auditing team, and it is also responsible for the examination of the external auditor plan pursuant to the regulations in force. The Audit Committee reviews the documentation submitted by the External Auditors, consults the Partner of the Auditing Firm and obtains internal information relevant to the Company to come to a conclusion regarding the adequacy, independence and performance of External Auditors.

IV.4
The Issuing Company has a policy related to the rotation of the members of the Supervisory Committee and/or the External Auditor, and regarding the latter, whether the rotation includes the external auditing firm or just the physical persons.

X
The Board of Directors considers that the regulations by the Argentine Securities Commission (CNV) regarding the maximum term of three (3) years, during which an association or firm may perform auditing duties in an entity with authorization to issue IPO, is enough to safeguard the interest involved in this matter. Notwithstanding the foregoing, in accordance with the aforementioned regulations of the CNV, such term may be extended for another three years.

PRINCIPLE V. RESPECT SHAREHOLDERS’ RIGHTS
Recommendation V.1: To guarantee that shareholders have access to the information of the Issuing Company.
V.1.1
The Administration Body promotes periodic informative meetings with shareholders at the moment of the presentation of interim financial statements. Specify indicating the amount and frequency of the meetings carried out throughout the year.

X
Through the annual Shareholders’ Meetings all the information required by the regulations in force is provided. In addition, all the relevant information is made available at the quarterly revisions and on the Company’s website. Such website also provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.

V.1.2
The Issuing Company has informational mechanisms for investors and a specialized area to answer their queries. In addition, it has a website for the shareholders and other investors to access, and which enables the access to establish contact among them. Detail.

X
The Company has a free access website - www.centralpuerto.com – in which all the general and financial information of the Company is available. In addition, it provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.
The information contained in the Company’s website complies with high confidentiality and integrity standards and it tends to the storage and recording of the information.

Recommendation V.2: To promote active participation of all Shareholders
V.2.1
The Administration Body adopts measures to promote the participation of all shareholders in the Shareholders’ Ordinary Meetings. Specify, separating the measures required by law from the ones voluntarily offered by the Issuing Company to its shareholders.

X
Shareholders are summoned to participate in the Meetings through the means established both in the bylaws and the regulations in force. Compliance with these means of notification to the Meetings is efficient and it does not impair the principle of equal treatment to shareholders.

V.2.2
The Ordinary Shareholders’ Meeting has rules as to its functioning which guarantee that the information is available for shareholders, in sufficient advance for their decision-making. Describe the main guidelines of them.

		X		The Company makes sure that the necessary information is available to shareholders, in sufficient advance for their decision-making at the Meeting, pursuant to Law No. 19550 and Law No.26831.
V.2.3
All the mechanisms implemented by the Issuing Company are applicable so that the minority shareholders propose topics to be discussed at the Shareholders’ Ordinary Meeting pursuant to the regulations in force. Explain the results.

X
The Company complies with the mechanisms provided by Law No. 19550 (article 236) and Law No. 26831 (article 70).  Pursuant to the aforementioned regulations, such minority shareholders who represent at least 5% of the corporate capital may require the Board of Directors or the Supervisory Committee to summon a meeting, indicating the topics to be dealt with.

V.2.4 The Issuing Company has incentive policies for the participation of shareholders with higher-relevance, such as institutional investors. Specify.			X
Compliance with the mechanisms provided by the Legal Entities Law and the regulations by the Argentine Securities Commission and the Buenos Aires Stock Exchange is proper and such mechanisms provide sufficient means for the participation of shareholders with higher relevance.

V.2.5 In the Shareholders’ Meetings where appointments for the members of the Administration Body are proposed, prior to the vote, the following aspects will be made known: (i) the stance of each candidate regarding the adoption of a Corporate Governance Code and (ii) the grounds for such stance.

	X			This recommendation will be adopted in the Shareholders’ Meeting where appointments for the Board of Directors will be proposed.
Recommendation V.3: To guarantee the equality principle between shares of stock and votes.	X			The Company, pursuant to Law No. 19550 guarantees the equality principle between shares of stock and vote. In addition, the Company does not possess shares which grant the right to more than one vote.
Recommendation V.4: To establish protection mechanisms for all shareholders in case of corporate raid.			X
Pursuant to Law No. 26831, as regards the regulations established in article 87 (corporate raid), the Company will promote, within the term established in the aforementioned law, a mandatory public offering to acquire or exchange securities in accordance with the procedure established by the Argentine Securities Commission.

Recommendation V.5: To promote the Issuing Company’s shareholding dispersion.	X			It is considered that the current shareholding dispersion is sufficient.
Recommendation V.6: To guarantee a transparent dividend policy.
V.6.1
The Issuing Company has a policy of dividends distribution established in the Bylaws and approved in the Shareholders’ Meeting. The policy includes the conditions for dividends distribution in cash or in shares. Should this policy exist, indicate criteria, frequency and conditions to be met for dividend payment
X
When the financial and economic situation, the result of the fiscal year of the Company and the expansion planning permit it, the Company will pay dividends. This is assessed and decided upon at the end of every fiscal year in the annual shareholders’ meeting.

V.6.2
The Issuing Company has documented procedures to prepare the proposal of the destination for the retained earnings of the Issuing Company for the creation of legal, statutory, voluntary reserves, retain them for the new fiscal year and/or dividend payment.
Specify said procedures and mention in which Shareholders’ Ordinary Meeting Minute the dividends’ distribution (in cash or in shares) was approved or not, should it not be provided for in the bylaws.

X
Pursuant to the Legal Entities Law, the General Manager prepares the proposal of destination of the retained earnings, which is expressed in the Financial Statements. It is then submitted for approval of the Company’s Board of Directors and it is made available to the Shareholders’ Meeting.

PRINCIPLE VI. TO KEEP A DIRECT AND RESPONSIBLE BOND WITH THE COMMUNITY
Recommendation VI: to supply to the community the disclosure of all matters related to the Issuing Company and to establish a direct communication channel with the Company.
VI.1
The Issuing Company has a public access website, updated, which not only supplies relevant information about the company (Bylaws, economic group, the composition of the Administration Body, financial statements, Annual Report, among others) but also collects queries from users in general.

X
The Company has a free access website - www.centralpuerto.com – in which all the general and financial information of the Company is available. In addition, it provides all the relevant information, which information and its diffusion are required by the Argentine Securities Commission and the Buenos Aires Stock Exchange.
The information contained in the Company’s website complies with high confidentiality and integrity standards and it is directed at the storage and recording of the information.

VI.2
The Issuing Company issues a Social and Environmental Responsibility Balance annually, certified by an independent External Auditor. Should such balance exist, indicate its legal or geographical scope and where it is available.
X
PRINCIPLE VII. REMUNERATE IN A FAIR AND RESPONSIBLE MANNER
Recommendation VII: To set clear remuneration policies for the members of the Administration Body and first-line managers, with special care on the adopted conventional or statutory limitations based on the existence or non-existence of earnings

VII.1 The Issuing Company has a Remuneration Committee	X
Taking into consideration the characteristics and the size of the Company and that the remuneration of first-line managers is fixed, the Company has a Remuneration Committee which is formed by the Company’s General Manager and the Human Resources Manager.
The fees of the Company’s Directors are approved in the Shareholders’ Meetings and are proposed by the General Manager. The total amount of the fees must not, in any case, exceed the limits established in the Companies Act and the regulations by the Argentine Securities Commission (CNV).

VII.1.1 Integrated by at least three members of the Administration Body, who are mostly independent,			X
VII.1.2 Presided by an independent member of the Administration Body,			X
VII.1.3 Whose members prove to be sufficiently adequate and to have sufficient experience in matters of human capital policies,	X
VII.1.4 Which will meet at least twice a year	X
VII.1.5
Whose decisions are not necessarily binding on the Shareholders’ Ordinary Meeting or the Supervision Committee, but rather they have advisory status as regards to the remuneration of members of the Administration Body
			X	Decisions are not binding on the Shareholders’ Ordinary Meeting, as the approval of the fees of the Company’s Directors is exclusive responsibility of the Meeting.
VII.2 In case the Company has a Remuneration Committee, it:	X
VII.2.1
Guarantees that there is a clear relationship between the performance of key personnel and its fixed and variable remuneration, taking into consideration the risks assumed and their administration,

X
VII.2.2
Monitors that the variable portion of the remuneration of the members of the Administration Body and first-line managers keeps a relation with the middle and/or long term performance of the Issuing Company,

		X		Only regarding first-line managers.
VII.2.3 Reviews the competitive stance of the policies and practices of the Issuing Company regarding the remunerations and benefits of similar companies, and suggests changes (or not).	X
VII.2.4 Defines and communicates the retention, promotion, dismissal and suspension policy of the key personnel,	X
VII.2.5 Informs the guidelines to determine the retirement plans of the members of the Administration Body and first-line managers of the Issuing Company,		X		Informs the guidelines to determine the proper retirement plans to the first-line managers.
VII.2.6 Regularly accounts for the actions taken and the topics analyzed in its meetings to the Administration Body and the Shareholders’ Meetings,		X		It regularly informs the actions and analyzed topics to the Board of Directors
VII.2.7
Guarantees the presence of the President of the Remunerations Committee in the Shareholders’ Ordinary Meeting which approves the remunerations of the Administration Body so that he/she can explain the policy of the Issuing Company regarding the fees of the members of the Administration Body and first-line managers.

X
VII.3 If considered relevant, mention the policies applied by the Remuneration Committee of the Issuing Company which were not mentioned in the previous item.				Not applicable
VII.4 In case there is no Remuneration Committee, explain how the duties described in VII.2 are carried out by the Administration Body.				Not applicable
PRINCIPLE VIII. FOSTER CORPORATE ETHICS
Recommendation VIII: Guarantee ethical behavior of the Issuing Company.
VIII.1
The Issuing Company has a Corporate Conduct Code. Indicate main guidelines and whether it is known by the personnel. Such Code is signed by at least the members of the Administration Body and first-line managers. Indicate whether its application to suppliers and customers is fostered.
	X			The Company has a Corporate Conduct Code. It is known by all of the Company’s personnel and it was signed by the members of the Board of Directors and the first-line managers.
VIII.2
The Issuing Company has mechanisms to receive complaints of any illegal or unethical behavior, personally or by electronic means and it guarantees that the information provided complies with high confidentiality and integrity standards, as well as standards of information record and storage. Indicate whether the reception and assessments of complaints service is provided by the Issuing Company’s personnel or by external and independent professionals for a better protection of the complainant.
	X			The Company has a Complaint Handling Policy.
VIII.3
The Issuing Company has policies, procedures and systems for the management and resolution of complaints mentioned in VIII.2. Describe the most relevant aspects thereof and indicate the degree of involvement of the Audit Committee in such resolutions, particularly in such complaints related to internal control topics for accounting reports and the behavior of the members of the Administration Body and first-line managers.

	X			The Company has a Complaint Handling Policy.
PRINCIPLE IX: TO EXPAND THE SCOPE OF THE CODE
Recommendation IX: Foster the inclusion of the dispositions that serve to the good practices of good governance in the Bylaws.		X
The Board of Directors considers that the Legal Entities Law, Law No. 26831 and the implementation of this Code integrate an adequate legal framework for the performance of the Company’s Directors and the preservation of the shareholders’ rights. The validity and the compliance with such dispositions are therefore independent from their express inclusion in the Bylaws.